UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amber International Holding Limited Announces Changes of Directors

Amber International Holding Limited (the “Company” or “Amber International”) today announced that, effective December 10, 2025, Mr. Bo Shen (“Mr. Shen”) has been appointed as a new member of the Company’s board of directors (the “Board”), and Mr. Yi Bao (“Mr. Bao”), the Company’s Chief Product Officer, has been appointed to the Board as a new director. In addition, effective on December 10, 2025, Michael Wu was appointed to the Company's corporate governance and nominating committee and investment committee, Mr. Shen was appointed to the Company's investment committee, and Mr. Bao was appointed to the Company's investment committee and compensation committee.

Mr. Shen has extensive experience in supporting blockchain startups and advancing transparent and efficient systems globally. Since October 2015, he has been a Founding and Managing Partner at Fenbushi Capital, a Shanghai venture capital firm investing in blockchain companies. Prior to this, Mr. Shen had over two decades of experience in financial services and investment fields, including senior leadership roles in Raymond James Financial Inc., MCI, China Orient Asset Management Company, and DACx, among others. Mr. Shen holds a bachelor’s degree from the University of Shanghai for Science and Technology and a Master’s degree from the Georgia Institute of Technology.

Additionally, the Company announced that Mr. Luke Li (“Mr. Li”) and Mr. Lin Ma (“Mr. Ma”) have resigned from their roles as directors of the Board and their respective committee positions, but will continue to serve as consultants to the Company.

“We are delighted to welcome Mr. Shen to our Board and its committees. His deep insights and expertise in crypto industry will be invaluable in shaping our company's strategic direction and accelerating our growth” said Michael Wu, Chairman of Board and Chief Executive Officer of Amber International. “On behalf of the Board, I would also like to thank Mr. Li and Mr. Ma for their dedication and valuable contributions to Amber International during their tenures at the Company.”

Following the foregoing changes, the Company’s Board consists of five non-independent directors, namely Mr. Michael Wu, Mr. Bo Shen, Ms. Vicky Wang, Mr. Wayne Huo and Mr. Yi Bao, and four independent directors, namely Ms. Jiao Jie, Mr. Lub Bun Chong, Mr. Philip Kan and Mr. Winson Ip Wing Wai.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: December 10, 2025

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